Exhibit 23.3

Independent Auditors’ Consent

The Partners

CarrAmerica Realty, L.P.:

We consent to the use of our report dated January 27, 2004, with respect to the consolidated balance sheets of CarrAmerica Realty, L.P. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2003 and all related financial statement schedules, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the adoption of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in 2002.

/S/ KPMG LLP

Washington, DC

March 30, 2004